--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION PERIOD FROM _____________ TO ____________

                         COMMISSION FILE NUMBER: 0-22276

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  ALLIED HOLDINGS, INC. 401(K) RETIREMENT PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              ALLIED HOLDINGS, INC.
                              160 CLAIREMONT AVENUE
                                    SUITE 200
                             DECATUR, GEORGIA 30030



--------------------------------------------------------------------------------

         (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Securities Act of 1974, are filed as part of this Annual Report on form 11-K:

                  Financial Statements and Supplemental Schedule December 31, 2001 and 2000

                  Independent Auditors' Report

                  Financial Statements:

                           Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

                           Statement of Changes in Net Assets Available for Benefits with Fund Information, for the year ended December 31, 2001

                  Notes to Financial Statements and Schedules

                  Schedules Supporting Financial Statements:

                           Schedule H, Line 4I -- Schedule of Assets (Held at End of Year) -- December 31, 2001

                  Financial Statements and Supplemental Schedule December 31, 2000 and 1999

                  Report of Independent Public Accountants

                  Financial Statements:

                           Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

                           Statement of Changes in Net Assets Available for Benefits with Fund Information, for the year ended December 31, 2000

                  Notes to Financial Statements and Schedules

                  Schedules Supporting Financial Statements

                           Schedule H, Line 4I -- Schedule of Assets Held for Investment Purposes -- December 31, 2000

         (b)      Exhibits:

                  None.

                  In March 2002, the Securities and Exchange Commission issued the release "Temporary Final Rule and Final Rule: Requirements for Arthur Andersen LLP ("Andersen") Auditing Clients" and companion orders (collectively, the "Final Rule"). Under the permanent provisions of the Final Rule, permission was given to omit predecessor auditors' consents from Andersen in situations in which consents cannot be obtained in subsequent periods after reasonably efforts. Andersen was the predecessor auditor of the Allied Holdings, Inc. 401(k) Retirement Plan and its report and the financials prepared by Andersen are included in this Form 11-K. However, because the Company was unable to obtain the consent from Andersen after reasonable efforts, the reissuance of the independent auditors' consent related to Form S-8, file number 33-76108 covering the Allied Holdings, Inc. 401(k) Retirement Plan is not included as Exhibit 23 to this December 31, 2001 Form 11-K filing and Andersen's report is not incorporated into the Registration Statement on Form S-8, file number 33-76108. As a result, persons who acquire the Common Stock of Allied Holdings covered by the Form S-8, file number 33-76108 covering the Allied Holdings, Inc. 401(k) Retirement Plan will not be able to recover against Andersen under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 25, 2002

                                ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN



                                By:     /s/  Daniel H. Popky
                                        ----------------------------------------
                                Name:   Daniel H. Popky
                                Title:  Senior Vice President and
                                        Chief Financial Officer

                          ALLIED 401(K) RETIREMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                          ALLIED 401(K) RETIREMENT PLAN


                                TABLE OF CONTENTS

                                                                                           PAGE
Independent Auditors' Report                                                                1

Statements of Net Assets Available for Benefits                                             2

Statement of Changes in Net Assets Available for Benefits                                   3

Notes to Financial Statements                                                               4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001          9

                          INDEPENDENT AUDITORS' REPORT


The Benefit Committee
Allied 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Allied 401(k) Retirement Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's Benefit Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Benefit Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Allied 401(k) Retirement Plan at December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Benefit Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG
June 7, 2002
Atlanta, Georgia

                          ALLIED 401(K) RETIREMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                             2001               2000
                                                          -----------        -----------
Assets:
     Investments (note 5)                                 $79,890,850         80,888,760
     Employee contributions receivable                        171,884                 --
                                                          -----------        -----------
                 Net assets available for benefits        $80,062,734         80,888,760
                                                          ===========        ===========

See accompanying notes to financial statements

                          ALLIED 401(K) RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Years ended December 31, 2001

Additions to net assets attributed to:
     Investment gain (loss):
        Interest and dividends                                                    $    982,099
        Demutualization compensation (note 8)                                        2,339,843
        Net depreciation in investments                                             (4,730,352)
                                                                                  ------------
                 Total investment (loss)                                            (1,408,410)
                                                                                  ------------
     Contributions:
        Participants'                                                                9,148,400
        Rollovers from qualified plans                                                 187,256
                                                                                  ------------
                 Total contributions                                                 9,335,656
                                                                                  ------------
                 Total additions                                                     7,927,246
                                                                                  ------------
Deductions from net assets attributed to:
     Benefits paid to participants                                                  (8,406,218)
     Administrative expenses                                                          (321,213)
     Funds transfer (note 9)                                                           (25,841)
                                                                                  ------------
                 Total deductions                                                   (8,753,272)
                                                                                  ------------
Net decrease (826,026) Net assets available for benefits:
     Beginning of year                                                              80,888,760
                                                                                  ------------
     End of year                                                                  $ 80,062,734
                                                                                  ============

See accompanying notes to financial statements

                          ALLIED 401(K) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)      DESCRIPTION OF THE PLAN

         The following is a brief description of Allied 401(k) Retirement Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (A)      GENERAL

                  The Plan is a defined contribution plan covering substantially all employees of Allied Holdings, Inc. and certain subsidiaries (the Company). All employees who are age 21 or older may elect to participate in the Plan upon full-time employment. Bargaining employees have a six-months service requirement and are not eligible to receive an employer match. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (B)      CONTRIBUTIONS

                  Participants who are bargaining employees may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants who are nonbargaining employees may contribute up to 17% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or contribution plans. The Company may provide a matching contribution of 100% of the first 3% of base compensation contributed by a nonbargaining participant with a maximum of $1,000 for each eligible employee. In 2001, the Company chose not to make an employer matching contribution to the Plan.

         (C)      PARTICIPANT ACCOUNTS

                  The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

         (D)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company's matching contributions.

         (E)      PAYMENT OF BENEFITS

                  Upon retirement, death, disability, or termination of service for any other reason, participants may elect several payment options of their vested account balance at the market value on the date of distribution. Lump sum, installments payments, single life annuity, or joint and survivor annuity are the options available to participants. Account balances that are valued at $5,000 or less are paid as a lump sum.

         (F)      PARTICIPANT LOANS RECEIVABLE

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from one to five years. The loans bear interest at a rate commensurate with local prevailing rates. Only one loan may be outstanding at anytime and only one loan may be approved in a 12-month period.


                                       4                            (Continued)

                          ALLIED 401(K) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         (G)      FORFEITED ACCOUNTS

                  Forfeited nonvested accounts are used to reduce future employer contributions. In 2001, no forfeitures were used to reduce employer contributions as a Company matching contribution was not made.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

         (A)      GENERAL

                  The Plan is administered by a Benefit Committee made up of employees of the Company and legal counsel to the Plan. Bankers Trust of Des Moines serves as the Trustee of the Plan. The Trustee holds, controls, and manages the assets of the Plan. Principal Life Insurance Company serves as Plan record-keeper and administers the daily transactions of the Plan.

         (B)      BASIS OF PRESENTATION

                  The accompanying financial statements as of and for the year ended December 31, 2001 have been prepared on the accrual basis of accounting.

                  The 2000 financial statements were prepared on the modified cash basis. Under the modified cash basis, receivables and accrued expenses are not recorded. There were no contributions receivable or accrued liabilities as of December 31, 2000 requiring an accrual.

         (C)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  The Plan's investments are stated at fair value with the exception of the guaranteed interest investments in the general accounts at Principal Life Insurance Company (Principal). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common stock is valued at its quoted market price as obtained from the American Stock Exchange or the New York Stock Exchange. The Plan has adopted Statement of Position (SOP) 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. SOP 94-4 specifies that nonbenefit-responsive investment contracts held by defined contribution plans should be reported at fair value. The investment in the general account at Principal is nonbenefit-responsive due to surrender charges which apply to early withdrawals. The fair value of the guaranteed interest account as of December 31, 2001 and 2000 approximates contract value. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses. Participant loans are carried at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (D)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect


                                       5                            (Continued)

                          ALLIED 401(K) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                  the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (E)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

         (F)      RECLASSIFICATIONS

                  Certain balances in prior years have been reclassified to conform with the current year presentation.

(3)      FEDERAL INCOME TAXES

         The Internal Revenue Service has determined and informed the Company by a letter dated September 24, 2001 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Benefit Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)      TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA.

(5)      INVESTMENTS

         The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                    2001                    2000
                                                                                 -----------             ----------
         Principal Life Insurance Company Large Cap Stock Index Fund             $14,996,704             18,773,328
         Principal Life Insurance Company Money Market Fund                       12,112,966              7,869,025
         Principal Life Insurance Company Guaranteed Interest Accounts             9,378,559             11,684,420
         The Vanguard Group Growth & Income Fund                                   7,886,724              9,161,559
         Neuberger Berman, LLC Genesis Fund                                        7,011,549              4,621,945
         Principal Life Insurance Company Bond and Mortgage Fund                   6,763,331              4,073,621
         Strong Investments, Inc. Strong Advisor Common Stock Fund                 6,357,329              6,935,313
         The Vanguard Group Wellington Fund                                        3,480,728              1,769,159
         Putnam Investments Investors A Fund                                       3,476,891              5,102,227
         Principal Life Insurance Company International Stock Fund                 3,405,076              5,405,576


                                       6                            (Continued)

                          ALLIED 401(K) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         During 2001, the Plan's investments (depreciated) appreciated in value as follows:

         Net unrealized (depreciation) appreciation in fair market value:
            Registered investment funds                                           $ (1,970,200)
            Pooled separate accounts                                                (2,801,173)
            Common stock                                                                41,021
                                                                                  ------------
                Net change in fair market value                                   $ (4,730,352)
                                                                                  ============

(6)      RELATED PARTY TRANSACTIONS

         Certain Plan investments include shares of common stock issued by Allied Holdings, Inc., the Plan Sponsor. At December 31, 2001 and 2000, the Plan held a combined total of 81,590 and 95,229 shares valued at approximately $2.02 and $2.74 per share, respectively. As the Plan Sponsor, these transactions qualify as party-in-interest transactions. Effective November 1, 2000, participants could no longer direct their deferrals into Allied Holdings, Inc. common stock.

         Effective in 1997, with the acquisition of Ryder Automotive Carrier Services, Inc. and RC Management Corp. (collectively, Ryder), the Plan was amended to permit rollovers from other qualified plans. Employees of Ryder were eligible to receive distributions of their accounts from the qualified plan maintained by Ryder. Some of the employees elected to roll over their distributions to the Plan, including Ryder System, Inc. common stock, which was received as an in-kind distribution. This stock is held by the Plan and may be sold by the participants or held. No additional acquisitions of Ryder System, Inc. common stock are permitted. At December 31, 2001 and 2000, the Plan held a combined total of 17,353 and 19,003 shares valued at approximately $22.15 and $16.62 per share, respectively.

         Other Plan investments include units of investment funds and guaranteed interest investments in the general account managed by Principal. Principal is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Effective on November 1, 2000, participants could no longer direct their deferrals into the guaranteed interest investments in the general accounts of Principal.

(7)      PLAN AMENDMENTS

         On November 29, 1999, the Benefit Committee of Allied 401(k) Retirement Plan adopted an amendment to bring the Plan in compliance with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

         Effective January 1, 2002, the Benefit Committee of Allied 401(k) Retirement Plan adopted amendments to bring the Plan into compliance with provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Specifically, Plan provisions were changed to increase participant deferrals to up to 50% of pretax annual compensation. Other Plan provisions were changed to reflect new compliance amounts in EGTRRA and include the new "catch-up contribution" provision for participants age 50 or older.


                                       7                            (Continued)

                          ALLIED 401(K) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(8)      DEMUTUALIZATION COMPENSATION

         On March 31, 2001, the board of directors of Principal Mutual Holding Company adopted a plan for converting Principal Mutual Holding Company from a mutual insurance holding company to a stock company. The plan was approved by policy and contract holders on July 24, 2001, and by the Iowa Insurance Commissioner on August 28, 2001. A prospectus was filed with the Securities and Exchange Commission in connection with the initial public offering (IPO) of Principal Financial Group, Inc. common stock on August 29, 2001. The demutualization became effective upon the closing of the IPO on October 26, 2001.

         In demutualization, membership interests of eligible policy and contract holders are exchanged for compensation, which may be in the form of stock, cash, or policy/contract enhancements. The compensation was distributed over a five-day period beginning on December 10, 2001 and the Plan received account value policy credits (i.e., a dividend) in the amount of $2,339,843.

         The receipt of common stock, cash, or policy credits by policyholders who are employee benefit plans with respect to which Principal is a "party in interest" under ERISA or a "disqualified person" under the Internal Revenue Code could be viewed as prohibited by Section 406 of ERISA and Section 4975 of the Code. Accordingly, Principal has applied for and received an administrative exemption from the Department of Labor to cover these transactions. This exemption was published in the Federal Register on September 27, 2001.

(9)      PLAN TRANSFER

         In 2001, four employees transferred their account balances totaling $25,841 to an unrelated plan.


                                       8                            (Continued)

                          ALLIED 401(K) RETIREMENT PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

         IDENTITY OF BORROWER, LESSOR,
               OR SIMILAR PARTY                                        DESCRIPTION OF INVESTMENT                    CURRENT VALUE
------------------------------------------------------------  -------------------------------------------------     -------------
*Various Plan Participants                                    Participant loans (interest rates ranging
                                                                         from 4.75% to 10%)                          $ 3,446,323
*Principal Life Insurance Company Money Market Fund              279,325 shares of registered investment company      12,112,966
*Principal Life Insurance Company Bond and Mortgage Fund          11,174 shares of registered investment company       6,763,331
*Principal Life Insurance Company International Stock Fund       111,440 shares of registered investment company       3,405,076
*Principal Life Insurance Company Large Cap Stock Index Fund     356,672 shares of registered investment company      14,996,704

                                                              Deposits in general account of insurance company:
*Principal Life Insurance Company Guaranteed Interest Account       6.03%, matures December 31, 2001                   1,630,324
*Principal Life Insurance Company Guaranteed Interest Account       5.19%, matures December 31, 2002                   2,257,206
*Principal Life Insurance Company Guaranteed Interest Account       5.52%, matures December 31, 2002                   2,653,787
*Principal Life Insurance Company Guaranteed Interest Account       6.51%, matures December 31, 2004                   2,541,392
*Principal Life Insurance Company Guaranteed Interest Account       4.30%, matures December, 31, 2005                    295,850

The Vanguard Group Wellington Fund                                123,514 shares of registered investment company      3,480,728
The Vanguard Group Growth & Income Fund                           276,545 shares of registered investment company      7,886,724
Fidelity Investments Advisor Growth Opportunities Fund
     (Institutional Class) Fund                                    19,483 shares of registered investment company        572,737
Putnam Investments Investors A Fund                               292,610 shares of registered investment company      3,476,891
Strong Investments, Inc. Strong Balanced Fund                      22,868 shares of registered investment company        452,666
Strong Investments, Inc. Strong Advisor Common Stock Fund         307,579 shares of registered investment company      6,357,329
Neuberger Berman, LLC Genesis Fund                                236,324 shares of registered investment company      7,011,549

*Allied Holdings, Inc. common stock                                81,590 shares of common stock                         164,812
*Ryder System, Inc. common stock                                   17,353 shares of common stock                         384,368
*Bankers Trust of Des Moines                                     Money Market Account                                         87
                                                                                                                     -----------
                                                                                                                     $79,890,850
                                                                                                                     ===========

(*) Indicates a party-in-interest to the Plan as defined by ERISA.

See accompanying independent auditors' report.

                          ALLIED 401(K) RETIREMENT PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--December 31, 2000 and 1999

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Allied 401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the ALLIED 401(K) RETIREMENT PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP


Atlanta, Georgia
May 1, 2001

                          ALLIED 401(K) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                                                       2000              1999
                                                                                   -----------        -----------
CASH                                                                               $         0        $    29,068

INVESTMENTS, AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICES:
       Mutual funds                                                                 28,930,619          6,904,980
       Pooled separate accounts                                                     36,121,549         58,365,357
       Allied Holdings, Inc. common stock                                              260,931            362,088
       Ryder System, Inc. common stock                                                 315,924            649,017

INVESTMENTS, AT CONTRACT VALUE:
    Loans to participants                                                            3,575,317          3,192,883
    Deposits in general account of Principal Life Insurance
       Company--guaranteed interest accounts                                        11,684,420         12,252,119
                                                                                   -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                  $80,888,760        $81,755,512
                                                                                   ===========        ===========


         The accompanying notes are an integral part of these statements.

                          ALLIED 401(K) RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
    Contributions:
       Participant                                                                                     $10,339,503
       Employer                                                                                            684,261
       Rollovers from qualified plans                                                                      802,163
                                                                                                       -----------
              Total contributions                                                                       11,825,927

    Interest and dividend income                                                                         2,626,948
    Net depreciation in fair value of investments:
       Mutual funds                                                                                     (2,907,029)
       Pooled separate accounts                                                                         (1,364,930)
       Common stock                                                                                       (579,956)
    Loan interest                                                                                          242,665
                                                                                                       -----------
              Total additions                                                                            9,843,625
                                                                                                       -----------
DEDUCTIONS:
    Benefits paid to participants                                                                      (10,381,428)
    Administrative expenses                                                                               (328,949)
                                                                                                       -----------
              Total deductions                                                                         (10,710,377)
                                                                                                       -----------
NET DECREASE                                                                                              (866,752)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                                                    81,755,512
                                                                                                       -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                                         $80,888,760
                                                                                                       ===========

         The accompanying notes are an integral part of this statement.

                          ALLIED 401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999

1.       PLAN DESCRIPTION

         The following brief description of the Allied 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         GENERAL

         The Plan is a defined contribution plan established for the employees of Allied Holdings, Inc. (the "Company") and certain of its subsidiaries who have adopted the Plan, as defined, under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in
         Section 401(k) of the IRC. The Plan benefits all eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan was restated in December 1994, naming the Company as the primary sponsor of the Plan. The Plan was also restated in December 1999 to incorporate all prior amendments and to conform to new IRC provisions.

         PARTICIPATION

         All employees who are age 21 or older may elect to participate in the Plan upon full-time employment. Bargaining employees have a one-year service requirement and are not eligible to receive an employer match.

         CONTRIBUTIONS

         Participating employees may elect to defer a percentage of their pretax compensation, as specified in their employers' adoption agreements, each calendar year, subject to IRC limitations. The Plan provides for matching contributions for nonunion participants. The Company matches 100% of a participant's deferral, up to 3% of his/her pretax compensation or a maximum of $1,000 for each eligible participant. A participant must be employed by the Company on the last day of the plan year in order to be eligible for a matching contribution. Employer matching for new, retired, disabled, and deceased employees is based on the portion of the year that the employee was eligible to participate in the Plan. The Plan was amended effective July 8, 1997 to allow for roll-over contributions from previous employers' qualified retirement plans.

         INVESTMENT OPTIONS

         All contributions to the Plan are participant-directed and are invested, as elected by each participant, in one or any combination of the investment options offered by the Plan, which include separate accounts and guaranteed interest accounts managed by Principal Life Insurance Company ("Principal") under a group annuity contract and corporate common stock funds. Beginning in 1999, the participants were also able to direct their moneys into electronically linked mutual funds managed by third-party investment advisors. Participants receive investment income, gains, and losses from plan investments based on their proportionate shares of fund balances to the total fund balances during the year.

         Effective November 1, 2000, participants may no longer direct their deferrals into Allied Holdings, Inc. common stock or the guaranteed interest accounts.

         Effective in 1997, with the acquisition of Ryder Automotive Carrier Services, Inc. and RC Management Corp. (collectively, "Ryder"), the Plan was amended to permit rollovers from other qualified plans. Employees of Ryder were eligible to receive distributions of their accounts from the qualified plan maintained by Ryder. Some of the employees elected to roll over their distributions to the Plan, including Ryder System, Inc. common stock, which was received as an in-kind distribution. This stock is held by the Plan and may be sold by the participants or held. No additional acquisitions of Ryder System, Inc. common stock are permitted.

         DISTRIBUTION AND VESTING OF BENEFITS

         Both employer and participant contributions are 100% vested at all times. Upon normal retirement, permanent disability, or death, the employee or designated beneficiary is eligible to receive all of the employee's share of accumulated benefits of the Plan in a lump-sum distribution, an annuity, or installments over a period of time. Upon termination of employment, the employee or designated beneficiary is entitled to receive the employee's account balance or continue his/her account until normal retirement or earlier, if the value is more than $5,000.

         EXPENSES

         Administrative expenses of the Plan are paid by the Plan and the Company. Participants pay a transaction fee for loans. The Plan pays an annual fee to cover fund investment management expenses based on average plan assets. This fee is deducted from interest and dividend income of the funds prior to allocation to the participants' accounts. The Plan also pays record-keeping expenses which are allocated to the participants' accounts.

         PLAN TERMINATION

         Although the Company intends for the Plan to be continued indefinitely, it reserves the right to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, all participants would become fully vested, and the Plan's assets would be distributed.

         LOANS TO PARTICIPANTS

         The Plan permits loans to participants of up to 50% of each participant's vested balance, not to exceed $50,000. Loans are made for a minimum of $1,000, and only one loan may be made in any 12-month period. In addition, only one loan may be outstanding at a time. Such loans are payable over five years generally through payroll deductions and bear interest at rates determined by the plan administrator based on prevailing market conditions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

         BASIS OF ACCOUNTING

         The accounting records of the Plan are maintained on a modified cash basis. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value. Contributions receivable were approximately $0 at both December 31, 2000 and 1999. In addition, refunds of contributions of approximately $50,000 and $124,000 were due to participants at December 31, 2000 and 1999, respectively. These amounts have not been recorded in the accompanying financial statements which have been prepared on the modified cash basis of accounting.

         The preparation of the Plan's financial statements requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         VALUATION OF INVESTMENTS

         Investments are recorded at market value based on quoted market prices, with the exception of assets in the fixed interest fund, which are stated at contract value. The Plan has adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 specifies that nonbenefit-responsive investment contracts held by defined contribution plans should be reported at fair value. The investment in the general account at Principal is nonbenefit-responsive due to surrender charges which apply to early withdrawals. The fair value of the guaranteed interest account as of December 31, 2000 and 1999 approximates contract value. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses.

         At December 31, 2000 and 1999, the Plan was holding 95,229 and 59,019 shares, respectively, of Allied Holdings, Inc. common stock. All transactions in the company stock fund are considered to be related-party transactions.

         INVESTMENT INCOME

         Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         Income from capital gains is recorded in the accompanying statement of changes in net assets available for benefits as interest and dividend income.

3.       ADMINISTRATION OF THE PLAN

         Deutsche Bank AG (formerly Banker's Trust Company) serves as the Plan's trustee and is custodian for the stock funds. The Company is the administrator of the Plan. Principal serves as the Plan's record keeper and investment custodian for the separate accounts and guaranteed interest accounts.

4.       TAX STATUS

         The Plan has received a favorable letter of determination from the Internal Revenue Service dated November 30, 1998 covering the Plan as then designed. The letter of determination states that the Plan is designed in compliance with Section 401 of the IRC and that the related trust is entitled to an exemption from taxation under the provisions of
         Section 501(a). The Plan has been amended and restated since receipt of the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 2000 and 1999.

5.       INVESTMENTS

         Individual assets that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

              2000:
                  Money Market                        $  7,869,025
                  Bond & Mortgage                        4,073,621
                  Large Cap Stock Index                 18,773,328
                  International Stock                    5,405,576
                  Putnam Investors (A)                   5,102,227
                  Vanguard Growth & Income               9,161,559
                  Neuberger Berman Genesis Fund          4,621,945
                  Strong Advisor Common Stock            6,935,313
                  Guaranteed Interest Accounts          11,684,420
              1999:
                  Money Market                           8,721,102
                  Large Cap Stock Index                 21,315,146
                  Medium Company Blend                   6,383,994
                  U.S. Stock                            12,632,337
                  International Stock                    6,058,144
                  Guaranteed Interest Accounts          12,252,119

                                                                      SCHEDULE I


                          ALLIED 401(K) RETIREMENT PLAN

      SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2000


                                                         DESCRIPTION OF INVESTMENT, INCLUDING
                 IDENTITY OF ISSUER                         MATURITY DATE, RATE OF INTEREST,           CURRENT
         BORROWER, LESSOR, OR SIMILAR PARTY              COLLATERAL, AND PAR OR MATURITY VALUE           VALUE
-----------------------------------------------------    --------------------------------------       ------------
 *   VARIOUS PLAN PARTICIPANTS                            Participant loans (interest rates
                                                              ranging from 8.5% to 9.5%)              $  3,575,317

 *   PRINCIPAL LIFE INSURANCE COMPANY                     Money Market Fund                              7,869,025
                                                          Bond & Mortgage Fund                           4,073,621
                                                          International Stock Fund                       5,405,576
                                                          Large Cap Stock Index Fund                    18,773,328

                                                          Deposits in general account of
                                                              insurance company:
                                                                 5.92%, matures December 31,
                                                                     2000                                1,934,317
                                                                 6.02%, matures December 31,
                                                                     2001                                1,709,075
                                                                 5.19%, matures December 31,
                                                                     2002                                2,442,650
                                                                 5.52%, matures December 31,
                                                                     2003                                2,872,004
                                                                 6.51%, matures December 31,
                                                                     2004                                2,726,372

     THE VANGUARD GROUP                                   Wellington Fund                                1,769,159
                                                          Growth & Income                                9,161,559

     FIDELITY INVESTMENTS                                 Fidelity Advisor Growth
                                                              Opportunities Fund
                                                              (Institutional Class)                        664,226

     PUTNAM INVESTMENTS                                   Putnam Investors Fund                          5,102,227

     STRONG INVESTMENTS, INC.                             Strong Balanced Fund                             676,191
                                                          Strong Advisor Common Stock                    6,935,313

     NEUBERGER BERMAN, L.L.C.                             Neuberger Berman Genesis Fund                  4,621,945

 *   ALLIED HOLDINGS, INC.                                Common stock, 95,229 shares                      260,931

     RYDER SYSTEM, INC.                                   Common stock, 19,003 shares                      315,924
                                                                                                       -----------
                                                                                                       $80,888,760
                                                                                                       ===========

                       (*) Represents a party in interest.

          The accompanying notes are an integral part of this schedule.